# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neptune Insurance Holdings Inc., CIK 0002067129
CUSIP: 64073B103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida (FL), 33701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001894163

## Reporting persons
- FTV VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,350,631; sole dispositive power 0; shared dispositive power 22,350,631; aggregate amount beneficially owned 22,350,631 (23.63% of the class)
  Comment: The reported percentage is calculated based upon 94,600,000 shares of Class A common stock ("Common Stock") outstanding as of October 2, 2025, as reported by the Issuer in its Prospectus ("Prospectus") filed with the Securities & Exchange Commission ("SEC") pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the "Securities Act"), on October 1, 2025.
- FTV-NE Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,350,631; sole dispositive power 0; shared dispositive power 22,350,631; aggregate amount beneficially owned 22,350,631 (23.63% of the class)
  Comment: The reported percentage is calculated based upon 94,600,000 shares of Common Stock outstanding as of October 2, 2025, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on October 1, 2025.
- Growth VII-Centre, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,350,631; sole dispositive power 0; shared dispositive power 22,350,631; aggregate amount beneficially owned 22,350,631 (23.63% of the class)
  Comment: The reported percentage is calculated based upon 94,600,000 shares of Common Stock outstanding as of October 2, 2025, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on October 1, 2025.
- FTV Management VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,350,631; sole dispositive power 0; shared dispositive power 22,350,631; aggregate amount beneficially owned 22,350,631 (23.63% of the class)
  Comment: The reported percentage is calculated based upon 94,600,000 shares of Common Stock outstanding as of October 2, 2025, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on October 1, 2025.

## Item 1. Issuer
Name of issuer: Neptune Insurance Holdings Inc.
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida 33701

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) FTV VII, L.P. ("FTV VII")
(ii) FTV-NE Aggregator, LLC ("FTV-NE Aggregator")
(iii) Growth VII-Centre, L.P. ("Growth VII-Centre")
(iv) FTV Management VII, L.P. ("FTV Management")
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 601 California Street, Floor 19, San Francisco, CA 94108.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held as follows: 14,556,518 by FTV VII, 6,434,159 by FTV-NE Aggregator and 1,359,954 by Growth VII-Centre. FTV-NE Aggregator is managed by FTV VII, its sole member, which is managed by FTV Management, its general partner. Growth VII-Centre is managed by FTV Management, its general partner. Accordingly, the investment committee of FTV Management exercises voting and investment discretion with respect to the reported securities. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class:
See responses to row 11 on each cover page.

The reported securities represent 23.63% of the outstanding Common Stock. Such calculation is based upon 94,600,000 shares of Common Stock outstanding as of October 2, 2025, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on October 1, 2025.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FTV VII, L.P.: /s/ Andy Fleischman, Andy Fleischman / Managing Member (11/07/2025)
- FTV-NE Aggregator, LLC: /s/ Andy Fleischman, Andy Fleischman / Managing Member (11/07/2025)
- Growth VII-Centre, L.P.: /s/ Andy Fleischman, Andy Fleischman / Managing Member (11/07/2025)
- FTV Management VII, L.P.: /s/ Andy Fleischman, Andy Fleischman / Managing Member (11/07/2025)
Comment: Exhibit 99.1 Joint Filing Agreement, dated as of November 7, 2025.

FTV VII, L.P., By: FTV Management VII, L.P., its General Partner, By: FTV VII GP, L.L.C., its General Partner. Growth VII-Centre, L.P., By: FTV Management VII, L.P., its General Partner, By: FTV VII GP, L.L.C., its General Partner. FTV Management VII, L.P., By: FTV VII GP, L.L.C., its General Partner.